[redacted]

08001270

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

No/Date : F|D1 : 111|5-3-2008

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

Enclosure

- An Announcement

dlw 3/18

SEC
Mail Processing
Section
MAR 10 2008
Washington, DC
100

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

In regards to the European Commission's decision on the allocation of rights by the Greek State to Public Power Corporation (PPC) for the exploitation of lignite in Greece, PPC would like to note:

PPC will wait to receive the full text of the aforementioned decision in order to study it in every detail.

PPC will take all necessary actions in order to protect its legal interests, including filing to the European Court of First Instance.

Athens 5-3-2008

END